Shanda Interactive Entertainment Limited Announces Changes to Consortium

HONG KONG, September 2, 2014 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, has been informed by Shanda Interactive Entertainment Limited, the controlling shareholder of Shanda Games (“Shanda Interactive”), of the following changes to the consortium (the “Consortium”) formed pursuant to the consortium agreement dated as of January 27, 2014 (the “Consortium Agreement”) among Shanda Interactive, Primavera Capital (Cayman) Fund I L.P. (“Primavera”), Perfect World Co., Ltd. (“Perfect World”) (which became a party on April 18, 2014 by entering into an adherence agreement), FV Investment Holdings (which became a party on April 25, 2014 by entering into an adherence agreement) and CAP IV Engagement Limited (which became a party on May 19, 2014 by entering into an adherence agreement):

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Orient Finance Holdings (Hong Kong) Limited, a company limited by shares incorporated and existing under the laws of Hong Kong and an affiliate of Orient Securities Company Limited (“Orient Finance”), Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China and an affiliate of Haitong Securities Co., Ltd. (“Haitong”), and Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), a company formed under the laws of the People’s Republic of China have joined the Consortium as new members through adherence agreements to become parties to the Consortium Agreement.

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Orient Finance has entered into a share purchase agreement with Shanda SDG Investment Limited, a wholly owned subsidiary of Shanda Interactive (“Shanda SDG Investment”) to purchase 123,552,669 class A ordinary shares of the Company, representing 23% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014. Haitong has entered into share purchase agreements with Shanda SDG Investment, Primavera and Perfect World to purchase an aggregate of 107,438,129 class A ordinary shares of the Company, representing 20% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014. Ningxia has entered into a share purchase agreement with Shanda SDG Investment to purchase 80,577,828 class A ordinary shares of the Company, representing 15% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014. The transactions contemplated by the various share purchase agreements described above are expected to be consummated within 30 days, subject to customary closing conditions.

•	Primavera, Perfect World Co, FV Investment Holdings, and CAP IV Engagement Limited have withdrawn from the Consortium.

As previously announced, the Consortium submitted a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) to the board of directors of Shanda Games (the “Board”).  The Company has been informed by Shanda Interactive that, other than the change in the composition of the Consortium as described above, the Proposal is unchanged.  According to the Proposal, the Consortium proposes to acquire Shanda Games in a “going private” transaction for US$3.45 per class A or class B ordinary share of Shanda Games, or US$6.90 per ADS.  The Proposal states that it constitutes only a preliminary indication of interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction.  The Company cautions its shareholders and others considering trading its securities that there can be no assurance that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

The Company has been informed that one of its independent directors, Mr. Andy Lin, is affiliated with one of the new members of the Consortium, Orient Finance.  Accordingly, Mr. Lin has proposed to the Company that the Board, and the Company expects that the Board will, reconstitute the special committee formed by the Board to consider and evaluate the Proposal to consist of independent directors who are not affiliated with any members of the Consortium.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5900-1548 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com